April 11, 2005

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0406
Washington D.C. 20549

Re:	IHS Inc. (the "Company") Registration Statement on Form S-1, Amendment No. 2 File No.: 333-122565

Dear Ms. Jacobs:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 4, 2005 (the "Comment Letter") regarding Amendment No. 1 to the Registration Statement (the "Registration Statement"). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2").

        We have also enclosed three clean copies of Amendment No. 2, as well as three copies marked to show changes from Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete. We are also sending by overnight courier supplemental information that is responsive to comment 18 of your Comment Letter. This information is submitted only in paper pursuant to Rule 101(c)(2) of Regulation S-T. The Company requests that such supplemental information be returned to the undersigned after Staff review.

        Set forth below are the Staff's comments numbered 1 through 37 and responses to the comments. Page references in the Company's responses below correspond to the page numbers in the marked version of Amendment No. 2.

        The Company notes that information regarding the price range of its Class A common stock and the size of the offering have not been included in Amendment No. 2. However, to assist the Staff in its review of Amendment No. 2, and in particular the Company's responses to comments 31 and 34, the Company supplementally advises you that, based on discussions with the underwriters and selling stockholders to date, the Company currently expects the offering price range of its Class A common stock to be $14.50 to $16.50 per share. Depending on market conditions at the time preliminary prospectuses are printed, this price range is subject to change. In the event of any such changes, the Company will promptly notify the Staff.

General

1.
You disclose in Exhibit A to your March 18, 2005, response letter that your government customers include National Oil Company Libya. You disclose in Exhibit B that the countries in which your customers are located include Libya, Sudan, and Syria. In light of the fact that Libya, Sudan and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and Sudan and Iran are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, and Libya was subject to economic sanctions until September 21, 2004, please summarize for us the Company's operations in each of these countries, and describe for us the

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  materiality to the Company of its operations in each country and your view as to whether those operations, individually, or in the aggregate, constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value that a reasonable investor would deem important in making an investment decision.

        In response to the Staff's comment regarding Libya, Sudan, and Syria, as well as the Staff's mention of Iran where the Company does not have any customers or operations, the Company provides the following response. Note that the Company is aware of, and is highly sensitive to, the economic sanctions administered by OFAC. The activities described below were undertaken after consultation with counsel knowledgeable in the application and interpretation of such sanctions. It is the Company's belief that it is in compliance with all applicable laws and regulations. Further, it is the Company's belief that the activities described below do not constitute a material risk to the Company or its investors. As suggested by the Staff, the Company's assessment of these business activities and any associated risks has taken into account a range of qualitative factors including the reputational impact to the Company and the importance that potential investors would likely place on these activities in evaluating their investment decisions.

Libya

        The Company provides the National Oil Company of Libya with an information product known as "GEPS" (Global Exploration and Production Services). The dollar value of this annual subscription to GEPS information is approximately $169,000. The Company understands that a European oil company, to which the Company provides a subscription to GEPS, has employees in Libya who are permitted to access GEPS while they work in Libya. The dollar value of this annual subscription is approximately $20,000.

        The GEPS product contains information that is pre-existing, noncustomized, and broadly distributed. The Company and its outside counsel determined that delivery of this product to the two entities described above was permitted under the "informational materials" exemption contained in the International Emergency Economic Powers Act ("IEEPA"—50 U.S.C. § 1701(b)(3)), as implemented in OFAC's Libyan Sanctions Regulations. Accordingly, delivery of the product was in full compliance with the foreign and sanctions policy of the United States applicable to Libya prior to the termination of OFAC-administered export sanctions on Libya. Following the lifting of those sanctions and transfer of export licensing jurisdiction to the U.S. Department of Commerce, the delivery of the GEPS information product to customers in Libya is not subject to limitation by sanctions and is consistent with other U.S. regulation.

        In addition, the Company has been in preliminary discussions with the government of Libya to provide services designed to assist the government with Libya's previously disclosed economic reform efforts. The Company has no agreements in place at this time to provide any services. The Company also notes that these discussions were commenced after the termination of sanctions. Based on a review of its records, the Company does not have any other customers or operations in Libya at this time.

Sudan

        The Company provides free copies of its GEPS product to the Ministry of Energy and Mining in Sudan, the Company's only customer in Sudan. The Company and its outside counsel have determined that delivery of this product is permissible under the IEEPA informational materials exemption as implemented in OFAC's Sudanese Sanctions Regulations. Based on a review of its records, the Company does not have any other customers or operations in Sudan at this time.

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Syria

        The reference to Syria is to a single subscription to an online information product of a subsidiary of the Company by a Syrian-based employee of a European oil company. The account was opened in October 2004 and accessed for one day. After an intervening period of non-use, the Company recently rendered the account inactive. The Company and its outside counsel determined that access to this account was in compliance with the informational materials exemption to the sanctions on Syria imposed by Executive Order 13338 and would be consistent with OFAC's implementing Syrian Sanctions Regulations that became effective on March 31, 2005. Based on a review of its records, the Company does not have any other customers or operations in Syria at this time.

Iran

        The Company does not have any customers or business operations in Iran. We note, however, that the IEEPA informational materials exemption is applicable to Iran.

2.
See prior comment 8. Given your agreement not to disclose the name of the customer identified in the summary as "one of the world's largest aerospace companies," we do not believe that this example is appropriate. As you know, the summary should be limited to key aspects of the offering, which would not ordinarily include an unnamed large customer. Please choose an appropriate example or revise to eliminate this reference.

        The prospectus has been revised to delete the reference to the specific aerospace customer in favor of a more generic example relating to the services the Company provides to a number of companies in the aerospace industry. See pages 1 and 47 of Amendment No. 2.

Summary Consolidated Financial Data, page 6

Non-GAAP Measures—EBITDA

3.
We have reviewed your response to prior comment no. 10 and your revisions on pages 9 and 10 and it continues to appear that your presentation does not adequately comply with the requirements of Item 10(e) of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please note the following and advise and revise your disclosures containing non-GAAP information as necessary.

•
Note the EBITDA and Adjusted EBITDA, used as measures of performance, represent non-GAAP measures. Accordingly, all comments and disclosures items relate to both measures. Refer to Question 15, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
•
We still do not believe you have overcome the burden of demonstrating the usefulness of EBITDA and Adjusted EBITDA as a performance measure. Because your non-GAAP measures exclude recurring charges, further demonstrate the usefulness of these measures that exclude recurring items to evaluate performance.
•
Where you discuss (i) non-cash items included in the reconciliation from EBITDA to adjusted EBITDA, you state that "management believes that investors can better assess operating performance if the measures are presented without such items.' However, you do not explain the basis for this belief. Please advise. Ensure you fully address why you believe it is useful to investors to eliminate non-cash items, where you are assessing ongoing operating performance.
•
Where you discuss (ii) items that you do not consider to be relevant to assessing operating performance, further disclose the specific adjustments that have no continuing relevance to your ongoing business. Supplementally describe to us and disclose management's criteria for determining such items are "relevant" when assessing its operating performance.

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  •
  You indicate that EBITDA and adjusted EBITDA are useful to investors because they are frequently used by securities analysts, lenders and other interested parties to evaluate your peer companies. However, the manner in which others use this measure does not provide insight as to its usefulness to you or your investors. Supplementally describe the manner in which management uses the measures to conduct or evaluate its business. Include the economic substance behind management's decision to use such measure. Management should identify significant factors that should be considered, and discuss significant trends or requirements not captured by the measurements to ensure balance and avoid undue reliance on the measure. In addition, tell us and disclose how these measures can be used to evaluate IHS against its peer companies in light of your disclosure that not all companies use identical calculations and therefore these measures may not be comparable.
  •
  If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, revise to include all of the disclosures identified in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

        The Company believes that the EBITDA and adjusted EBITDA measures used in the prospectus are useful to investors in addition to revenue, operating expenses, operating income, net income and other GAAP measures. By adjusting net income, on a consistent basis, for items that are non-cash in nature and that are attributable to activities ancillary to its core business (such as gain on sales of assets and gain on sale of investments in affiliates), the Company is able to present investors with additional information to assist them to better understand the performance of the Company's core operations in cash terms. In this regard, the Company notes the following:

  •
  EBITDA and adjusted EBITDA are reconciled to net income in accordance with Question 15 to the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

  •
  The most nearly comparable GAAP measures, such as operating profit and net income, are presented with greater prominence in the prospectus.

  •
  The Staff has consistently stated that companies should provide investors with information that allows them to view companies "through the eyes of management." As described below, management utilizes EBITDA and adjusted EBITDA on a monthly basis to evaluate the Company's operating performance.

        Management uses EBITDA and adjusted EBITDA internally to analyze and evaluate the Company's operating performance. Internal management reports used in monthly operating reviews feature EBITDA and adjusted EBITDA. In addition, the Company will employ adjusted EBITDA as a performance measure in connection with performance awards granted under its long-term incentive plan. Management also believes that the EBITDA and adjusted EBITDA measures provide a more appropriate view of the success of acquired companies, since they measure profitability before the non-cash amortization of certain acquired intangible assets.

        In addition to management, the Company believes that the following additional parties view EBITDA and adjusted EBITDA as useful measures.

  •
  The underwriters for this offering have advised the Company that investors will use EBITDA and adjusted EBITDA to assess the Company's operating performance.

  •
  In separate meetings with research analysts, the Company has been requested by these analysts to provide information regarding EBITDA and adjusted EBITDA on an ongoing basis.

  •
  The lenders under the Company's credit facility require to the Company to provide similar information on a quarterly basis.

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        In the case of non-cash items, management believes that investors can better assess the Company's operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect the Company's ability to generate free cash flow or to invest in its business. In addition, management has determined that certain other items are not helpful in assessing operating performance because these items are not relevant to the Company's core business and will not affect its results in future periods. For example, certain non-core investments were divested prior to, and in contemplation of, the IPO, resulting in significant gains. Although the Company may in the future have gains on sales of other assets that it later deems non-core or otherwise, the Company currently has no such assets that it has determined to sell or that have been determined to be "non-core" to its primary operations. The Company believes that it is also important to note that investors understand that management often has discretion regarding the timing of gains and losses relating to asset and investment sales. In the case of the Company's results of operations for the most recent fiscal year, net income includes gains on sales of assets and investments of more than $32 million that could have affected other periods, depending on when management decided to sell these assets and investments. As a result, the Company believes that emphasizing to investors that its ongoing results of operations may not include similar gains in future periods is useful information to them. In addition, the Company believes that investors should be informed that the Company's management does not evaluate the Company's operations by including such gains.

        Although not all companies use identical calculations in their presentation of EBITDA and adjusted EBITDA figures, these measures can still be useful in evaluating the Company against its peer companies because the Company believes these measures provide users with additional valuable insight into key components of GAAP amounts. For example, a company with greater GAAP net income may not be as appealing if such net income is more heavily comprised of gains on sales of non-core assets.

        The Company also notes that other companies have recently provided similar disclosure in registration statements for initial public offerings. See, e.g., PanAmSat dated March 2005, Nalco Holding Company dated November 2004 and Freescale Semiconductor, Inc. dated July 2004.

        The prospectus has been revised in response to the Staff's comment. See pages 9 and 10 of Amendment No. 2.

4.
See prior comments 12 and 73. It appears from your supplemental response and revised disclosure that you are substantially dependent on license agreements with some 25 SDOs. Please more fully discuss these agreements and business and explain why these license agreements should not be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

        The Company is not substantially dependent on any one liense agreement or on any single SDO. It is important to note that each of the Company's SDO licenses are separate and distinct agreements. Each agreement was separately negotiated with each SDO and is subject to its own terms and conditions that are different and distinct. The Company's most significant license agreement generated less than 7% of 2004 revenue. The next three most significant license agreements each generated less than 3% of 2004 revenues. In addition, the Company's license agreements are all within the scope of its ordinary business, constituting the type of arrangement that it regularly engages in to obtain the content that supports its offerings. Based on the above, the Company has concluded that no license agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

5.
See prior comment 13. We note the revised disclosure in risk factors. In business, please include an appropriately detailed discussion regarding your dependence on contractors, the number of contractors employed by segment, and the impact of such reliance on your business.

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        The Company has revised the prospectus in response to the Staff's comment. See page 50 of Amendment No. 2.

6.
See prior comment 15. We disagree that disclosure regarding the protection of non-affiliated shareholders is inappropriate. Potential shareholders should be made aware of any measures the company has taken to protect their interests. If none have been taken, this would be material information to shareholders. As appropriate, please revise to disclose the limited protections you believe the company has afforded to non-affiliated shareholders.

        The prospectus has been revised to reflect the protections that may be afforded to non-affiliated stockholders. See page 16 of Amendment No. 2.

Use of Proceeds

7.
See prior comment 16. We note your disclosure that you have no current "agreements or commitments pending" to acquire additional businesses. Have you identified any prospective acquisition candidates, made proposals to or entered into letters of intent, whether binding or non-binding, with any acquisition candidates? To the extent that you have any current plans, proposals or arrangements to engage in acquisitions or otherwise have committed the proceeds from this offering, such information should be disclosed.

        As part of the Company's growth strategy, the Company's management team regularly reviews and assesses potential acquisition targets. Acquisition targets include companies with information, technologies, databases, and businesses related to each of the Company's offerings (i.e., critical information, decision-support tools, and related services) and its target industries. Since the beginning of 2005, the Company completed three acquisitions with net purchase prices ranging from $200,000 to $2.1 million. None of these acquisitions is material, either individually or in the aggregate, to the Company's business, results of operations or financial condition. The Company currently has no letters of intent or other definitive arrangements for any other acquisitions. The Company has not committed any of the proceeds from the offering to complete any acquisitions.

8.
See prior comment 17. We note your supplemental response. As you know, this section is not limited to a discussion of definitive plans; it is appropriate to disclose preliminary plans and intended uses of any part of the proceeds and the order of priority of in which the proceeds would be used. Please provide the requested disclosure.

        Please see response to comment 7 above. In addition, the Company advises the Staff that it currently intends to use its net proceeds to implement its growth strategy, including to expand its business into new markets, to enhance its offerings and for potential acquisitions and for other general corporate purposes. The Company has revised the disclosure on page 20 of Amendment No. 2 accordingly, as well as to clarify that it will retain broad discretion in the allocation and use of the net proceeds from the offering and that changes in the Company's plans or financial condition could result in the application of the net proceeds in a manner other than as described.

9.
We note further your reference in this section to investing in "short-term, marketable securities." To the extent that you intend to invest in "investment grade" securities, please revise the disclosure accordingly.

        The prospectus has been revised to note that the Company intends to invest in investment grade securities. See page 20 of Amendment No. 2.

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Management's Discussion and Analysis

Revenue Recognition, page 28

10.
We note your response to our previous comment No. 21. We note that you have revised your revenue recognition policy descriptions within the Critical Accounting Policies in MD&A to identify the types of assumptions that underlie the most significant and subjective estimates. In addition, within this section you should:

•
Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and
•
Describe circumstances that have resulted in revised assumptions in the past.

  Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040 and FR-60.

        The prospectus has been revised to reflect the Staff's comment. See page 31 of Amendment No. 2.

Results in Operations

11.
We note that you segregated revenues and cost of revenues by products and services in response to prior comment 46 in your summary consolidated financial data in your summary and on your income statement. Please provide similar disclosure where revenues and cost of revenues are disclosed, for example, selected historical consolidated financial data on page 22 and results of operations on page 31.

        In response to the Staff's comment, the Company has provided the requested segregation of revenues by products and services for 2002, 2003, and 2004 under results of operations. See page 34 of Amendment No. 2.

        The Company notes that the presentation of 2000 and 2001 under selected historical consolidated financial data has not been presented with the requested segregation because the Company did not organize its financial records by product and service during that time period and it is not possible to recreate that data at this time. However, the Company believes that the presentation of condensed results for its selected historical consolidated financial data is less important to investors than the more complete segregated results presented elsewhere in the prospectus.

        In addition, the Company believes that, although it cannot obtain precise information regarding revenues based on products and services separately in 2000 and 2001, revenue and cost of revenue from sales of services were less than 10% of the respective balances in each of these years.

12.
Revise your MD&A disclosure to provide information necessary for an investor to understand material changes in financial condition and known trends indicated by these changes. Refer to Regulation S-K, Item 303. Examples include, but are not limited to, the following:

•
Increases in Accrued Royalties and Accrued Compensation; and
•
Increases in Deferred Subscription Revenues.

        The prospectus has been revised to reflect the Staff's comment. See pages 30 and 31 of Amendment No. 2.

13.
See prior comment 23. We do not understand your response that your systems are not designed to capture the data requested. To the extent that you experienced material increases in revenues, ensure

2005.04.11.7

  that you disclose the extent to which the increases were attributable to increases in prices or in the volume of products or services sold. See Item 303(a)(3)(iii) of Regulation S-K.

        Many of the Company's sales are customized on an annual basis to meet the customers' needs and are based on a number of factors including the number of customer locations, the number of simultaneous users and the breadth of the content to be included in the offering. In light of the customized nature of many of the Company's stand-alone critical information and decision-support tools offerings, the pricing for these offerings is also customized, and it is therefore not practical to differentiate between pricing and volume impacts on revenue for these products. In addition, the difficulty in contrasting price changes from period to period is exacerbated by the fact that the offering sets purchased by customers are often not constant between periods. While certain other offerings are sold from a standard price book, where the underlying prices are adjusted from time to time, the precision of any pricing disclosure would be jeopardized by the fact that the pricing impact relating to the majority of the Company's offerings is not available. Management therefore believes that it is more appropriate to disclose the impact of pricing in general terms, so as not to imply a level of precision that does not exist.

        The prospectus has been revised to reflect this information. See page 28 of Amendment No. 2.

Business

14.
See prior comment 31. Your supplemental response and the disclosure in the registration document do not appear to be consistent. Your supplemental response suggests that your plans are too preliminary to have completed an assessment of the risks associated with operating in emerging market economies you identified. Yet you state on page 51 that you expect to add locations in India this year and in the summary, intended for the key aspects of the offering, you discuss the significant opportunities that the three countries represent for the company. In this light, your revised risk factor disclosure, which includes a generic reference to the "additional or more significant risks" associated with expanding your operations in those countries, does not appear to be adequate. If you have plans to begin operations in India this year, a discussion of the added and possibly more significant risks is material information. Please revise accordingly.

        The Company acknowledges the Staff's comment and offers the following supplemental information for the consideration in hopes that it will resolve any apparent inconsistencies. Broadly, there are three categories of global operations that apply to the Company's business. First, the Company maintains "sales and marketing" operations that involve sales and support staff, office space, and other attributes and risks of a physical presence and business operations in a non-US jurisdiction. Second, the Company has "business process" operations that consist of data entry, programming, indexing, and testing of information products and decision support tools, but may involve a mix of employees, independent contractors, and third party providers. Third, the Company operates "data centers" where its databases are housed; multiple locations in US and non-US jurisdictions allow for regional access, disaster recovery, and backup planning.

        The reference to planned "operations in India" on page 51 of the prospectus (Amendment No. 1) was intended to apply only to plans for the second category—business process operations. Currently under way are plans to arrange for two separate companies in India to act as independent contractors and engage in data entry, programming, indexing, and testing for the Company. This disclosure was presented in the context of the Company's "Product Development and Technology" and intended to better explain how the Company employs cost-efficient locations for certain technical functions. The Company has revised the disclosure in the prospectus to further clarify this aspect of the Company's plans. See page 57 of Amendment No. 2.

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        In a separate discussion, under "Growth Strategy" on page 43 (Amendment No. 1), the Company disclosed its intentions to reach additional markets in China, Russia, and India by tailoring its offerings and engaging in expansion of that first category—sales and marketing operations. To help potential investors understand the complexity and risks associated with pursuing those potential opportunities, the Company disclosed the general types of risks that could apply to those expansion plans. However, as disclosed in the Company's supplemental response to the Staff dated March 18, 2005, the Company is at a preliminary stage in those plans and it has not yet identified any unique or detailed risks for disclosure to potential investors. With respect to India in particular, the risks and complexities of expanding sales and marketing operations into the region (as the Company intends to do in the future) may be far different than the risks and complexities associated with outsourcing business process operations (as the Company intends to do in the coming year) and the Company will update its disclosures accordingly as those new and different risks become known.

15.
See prior comment 33. Please tell us whether you are significantly dependent on any of the 86 registered trademarks and, if so, discuss the importance of the trademarks to and the effect on each business segment. See Item 101(c)(1)(iv) of Regulation S-K. Please note that this disclosure requirement relates to licenses, which you indicate are heavily relied upon.

        As disclosed in the prospectus, the Company relies heavily upon owned and licensed intellectual property. Accordingly, under the guidance of Item 101(c)(1)(iv) of Regulation S-K, the Company included in the prospectus a description of its reliance on intellectual property, including licenses and trademarks. Among the licenses relied upon by the Company, the SDO category was properly identified as a substantially important type of license, but the Company does not have any one or more licenses that would individually rise to the level of importance and disclosure contemplated by Item 101(c)(1)(iv). Similarly, the Company disclosed that trademarks as a whole are highly important to the Company's business. While a given trademark may be deemed important—and each is deemed worthy of zealous protection under the Company's intellectual property program—the Company has not identified any individual trademark or trademarks of substantial importance to the Company or a segment's business operations. While the Company has sought, obtained, and maintained worldwide trademark registrations for its most important marks, including IHS, the IHS LOGO, IHS ENERGY, and HAYSTACK, none of the Company's marks are deemed "famous marks." Instead, due to the nature of its business, the Company's brand equity is dispersed among multiple trademarks, with some customers placing value in the Company name and others identifying more closely with the value of a certain product or a family of products ("Specs & Standards" or "Haystack" for instance). Thus, the Company believes that the loss of any single trademark would not cause a substantial disruption or cause a material negative impact on its business.

Executive Compensation

16.
We are unable to locate disclosure regarding the Company's agreement to pay for the membership deposit and the monthly family dues for the country club membership of the Picassos. See exhibit 10.21. Please advise or revise.

        The prospectus has been revised to include disclosure regarding the Company's agreement to pay for the Picassos' country club membership. See page 73 of Amendment No. 2. In addition, the Company wishes to supplementally advise the Staff that disclosure regarding its agreement to pay for the membership has not been included in the summary compensation table contained in the prospectus because the table is required to cover the fiscal year ended November 30, 2004 and the agreement was entered into in February 2005. However, the Company intends to include the difference between the monthly family dues and the monthly individual dues as a perquisite to Mr. Picasso in the Company's proxy statement for 2006.

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Shares Eligible for Future Sale

17.
See prior comment 40. We note your supplemental response. Please disclose that the underwriters do not have any current intent or arrangement to release any of the shares subject to the lock-up agreements prior to their expiration but that any release is at the sole discretion of Goldman Sachs and Citigroup.

        The prospectus has been revised to reflect the Staff's comment. See page 107 of Amendment No. 2.

Underwriting

18.
See prior comment 41. We note your supplemental response that substantively similar materials for electronic distribution were submitted to and approved by our Office of Chief Counsel. Please provide us with copies of the materials intended to be distributed electronically by each of Citigroup and UBS Securities LLC.

        In response to the Staff's comment, the Company is providing the Staff with copies of the materials (other than the preliminary prospectus) that Citigroup Global Markets Inc. and UBS Securities LLC intend to distribute electronically. Forms of the materials to be distributed by Citigroup Global Markets Inc. and UBS Securities LLC are being supplementally provided to the Staff under separate cover.

        As noted in the Company's response to the Staff's comment No. 41 in its letter to the Staff dated March 18, 2005, the Company has been informed that (i) Citigroup Global Markets Inc.'s use of the i-Deal system in the manner described in such response was approved by Ms. Kristina Wyatt of the Staff and (ii) UBS Securities LLC's use of the DealKey (SM) system in the manner described in such response was approved by Ms. Kristina Schillinger of the Staff.

        In response to comment 41 of the Staff's letter to the Company dated March 7, 2005, the Company also wishes to advise the Staff that it has decided to implement a limited directed share program, as described below.

        The directed share program will be administered by Citigroup Global Markets Inc. Citigroup Global Markets Inc.'s form of directed share program materials have previously been reviewed by Ms. Wyatt of the Staff and are being supplementally provided to the Staff under separate cover.

        Please note that senior executives of the Company are preparing a list of non-employee directors (other than C. Michael Armstrong and Michael Klein) and a limited number of other individuals associated with the Company whom the Company would like to invite to participate in a directed share program.

        Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 1% of the number of shares of Class A Common Stock of the Company to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

        Prior to the printing of the preliminary prospectus and the distribution of the directed share program materials, each person invited to participate in the directed share program will have delivered to Goldman, Sachs & Co. and Citigroup Global Markets Inc. a signed lock-up agreement in which such

2005.04.11.10

person agrees that for a period of at least 180 days from the date of the prospectus, such person will not, subject to certain exceptions, dispose of or hedge any shares of its Class A Common Stock, including those purchased in the directed share program, without the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. The lock-up agreement to be signed by each person invited to participate in the directed share program is substantially the same as the lock-up agreement to be signed by officers, directors and stockholders of the Company that are not participating in the directed share program. The form of the lock-up agreement is an exhibit to the Company's form of Underwriting Agreement, which will be filed by amendment to the Company's Registration Statement as Exhibit 1.

        The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.

        Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:

  •
  The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

  •
  If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver the Indication of Interest ("IOI") Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.) and the Form W-9 so that they are received by Citigroup Global Markets Inc. on a specified date.

  •
  When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person's account number.

  •
  Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

  •
  Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser's payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

        The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be

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sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

  •
  a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent of the directed share program;

  •
  a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

  •
  an IOI Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

  •
  an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

  •
  a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

  •
  a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser's taxpayer identification and certification; and

  •
  a copy of the preliminary prospectus.

        A form of each of these documents, other than the preliminary prospectus, is being supplementally provided to the Staff under separate cover.

        The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

        As described in the directed share program materials being supplementally provided to the Staff, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

  •
  Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

  •
  Requiring each directed share program participant to acknowledge, by signing the IOI Form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser's confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

2005.04.11.12

  •
  Providing that a potential purchaser's submission of a completed IOI Form involves no obligation or commitment of any kind, and by completing the IOI Form, the person is not binding himself or herself to purchase any shares.

  •
  If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

Financial Statements

  Report of Independent Registered Public Accounting Firm, page F-2

19.
We note the revision to the report; however, we believe it must comply with the specific language in Interpretation 18 of AU Section 9508. Please revise.

        The Company has been advised by Ernst & Young that the revised wording included in the report is consistent with Ernst & Young's reporting guidance issued in late March 2005, which was discussed and cleared prior to issuance with the SEC's Division of Corporate Finance's Chief Accountant and the AICPA's Center for Public Company Audit Firms.

Sales of Critical Information and Decision-Support Tools

20.
We note your response to our previous comment No. 49. Supplementally tell us whether your offer your dealers and/or users any price protection or rights of return for non-subscription based products. Refer to SFAS 48.

        The Company does not offer its dealers price protection or rights of return for non-subscription based products. There is no price protection or rights of return for non-subscription based products sold to end user customers, except in the following case. A small portion of the Company's critical information revenue within the Engineering segment is derived from sales that are one-time purchases of hard copy, soft copy or web accessible publications by end user customers. On average, these sales represent approximately 5% of total revenue. Occasionally, returns are accepted from customers of these products. Such returns are approximately 2% of the associated revenue and are therefore insignificant. Due to the immaterial amounts involved, the Company does not estimate a sales return allowance, but rather it records a provision for returns as it becomes aware of them.

Services

21.
We note your response to our previous comments No. 52 and your revised disclosure that indicates services are provided on a stand-alone basis or as a part of a multiple element arrangement. For services that are provided as part of a multiple element arrangement where your services are not in a standard-price book, help us understand how you determine VSOE of fair value for those services. In this regard, your response and disclosures indicate that for services that are not in a standard-price book, as the price varies based on the nature and complexity of the service offering, value is derived based on the estimated underlying effort for executing the associated deliverable in the contract. Is your reference to "value' intended to refer to VSOE of fair value? If so, help us understand why you believe this "value' represents VSOE of fair value under paragraph 10 of SOP 97-2, particularly where the service is so unique and complex, so that it is not stated in your price-book. Further explain how you determine the "estimated underlying effort for executing the associated deliverable in the contract', and how these estimates represent VSOE. Please provide us supplementally any additional information surrounding these services to help us understand your accounting under SOP 97-2.

2005.04.11.13

Revenue Recognition General Overview

        More than 75% of the Company's revenue relates to offerings that are sold on a stand alone subscription basis. This revenue is recognized ratably over the subscription period. Another 10% of revenue represents one time products sales that are recognized upon shipment to the customer. The remaining 15% of revenue relates to the following:

  •
  Software sold under a perpetual license;

  •
  Post contract support ("PCS");

  •
  Training and other software related services;

  •
  Non-software training and conference events;

  •
  Strategic consulting services; and

  •
  Data management and database integration services.

        Notwithstanding the above, multiple element sales represent less than 5% of the Company's revenue.

        Software products are sold on an "off-the-shelf" basis, and are sold with and without related subscriptions to data. Software sold under a perpetual license is also sold with or without PCS. Relative to these transactions, Vendor Specific Objective Evidence ("VSOE") is demonstrated by stand alone sales of these elements. Pursuant to SOP 97-2, software license fees are recognized upon shipment to the customer and PCS is recognized ratably over the license period.

        In addition to PCS, the Company offers other software related services that represent less than 1% of the Company's total revenue and usually relate to training and / or software consulting services. The other services sold in connection with the sale of software are sold on a stand alone basis and do not involve the modification of the source code underlying our software products. The services provided surrounding software, can be performed by us, by the customer or by other vendors. Training and other software related consulting services revenue is recognized over the period they are delivered. Payment for the software is not dependent upon the delivery of the services.

        Training and conference events revenue are priced on a per day basis and are recognized over the period they are delivered. Strategic consulting services, data management services and database integration services can be sold on a time and materials or fixed fee basis. Relative to the time and materials contracts, revenue is recognized over the period they are delivered. Relative to fixed fee contracts, revenue is recognized upon the completion of milestones and, if required, upon receipt of customer acceptance. We do not recognize revenue on any of our services on a percentage of completion basis. Relative to fixed fee contracts that contain multiple milestones, it should be noted that the general duration of the contracts do not exceed three months. Revenue is recognized only after completion of the milestones and only if a legal obligation for payment has been established. If the contract were to be terminated prior to the execution of any of the remaining deliverables, we would not have any obligation to refund any payments associated with services already rendered or revenue already recognized.

        Notwithstanding the aforementioned discussion, the fixed fee services are priced based on the estimated amount of time to be incurred at standard billing rates based on the skill set and level of the resources needed to complete the work. Estimates are generated by outlining the scope of the activity with the customer and understanding from historical experience the length and cost to complete each

2005.04.11.14

task within the scope defined. The costs associated with delivering these services contracts are recognized as incurred as a period cost.

        In summary, where the Company sells its products and services in a multiple-element arrangement, it believes that evidence of separate units of accounting and VSOE is present because it prices and sells these products and services on a stand-alone basis.

22.
Also, address why you believe it is appropriate to account separately for the service elements where your services are unique and complex. Address whether these services require significant production, modification or customization of the software or whether the services are essential to the functionality of the other elements of the arrangements. Refer to paragraphs 7 and 65 of SOP 97-2. Further address the criteria in paragraphs 70 and 71 of SOP97-2 to support your conclusion.

          Please see the Company's response to comment 21.

23.
Refer to prior comment on 52. Your disclosure indicates that revenue related to time-and-material-based contracts is recognized in the period performed at the rate specified in the contract. Address whether the rate specified in the contract represents VSOE. If so, address the basis for your conclusion and revise to clarify.

          Please see the Company's response to comment 21. In addition, the Company has clarified the discussion of rates in response to the Staff's comment. See revised disclosure on page F-8 of Amendment No. 2.

24.
Refer to prior comment no 53. We have reviewed your response and revised disclosures surrounding your fixed price contracts and understand that revenue is recognized for an element in the period that the performance obligation is completed. Explain the typical duration of these service elements and clarify how you account for the respective costs prior to recognition of the completed services.

          Please see the Company's response to comment 21.

Multiple Element Arrangements

25.
While your disclosures indicate your accounting where VSOE does and does not exist, your revised disclosures do not indicate how you determine VSOE for your critical information, decision-support tools and maintenance. In this regard, you refer to certain contracts that specify separate fees; however, this may not necessarily represent VSOE of fair value. Please advise and revise as necessary.

          Please see the Company's response to comment 21.

26.
Your revised disclosure provides your accounting in three bullets where VSOE exists. Regarding the first bullet, you indicate that revenue for each element is generally recognized upon delivery of the product or completion of the services or ratably over the term of the maintenance period. Clarify how you determine when to recognize the revenue upon delivery or completion or over the maintenance period.

        Please see the Company's response to comment 21. The prospectus has been revised in response to the Staff's comment. See page F-8 of Amendment No. 2.

27.
Regarding the second bullet, you indicate that where customer acceptance is required for services rendered, revenue is recognized in the period that customer acceptance is obtained. Do you mean that you defer revenues associated with all of the elements in the arrangement or only the amount allocated to services? Revise to clarify and refer to the literature that supports your accounting.

2005.04.11.15

        Please see the Company's response to comment 21. The prospectus has been revised in response to the Staff's comment. See page F-8 of Amendment No. 2. As the Company believes it has demonstrated VSOE for all the elements within the arrangement, revenue is only deferred for the service element until customer acceptance has been obtained pursuant to SAB 104.

28.
Regarding the third bullet, you indicate that for subscription offerings of a multiple-element arrangement, you recognize revenue ratably over the subscription period. Does this accounting apply for all elements? Help us understand this accounting, particularly where you have VSOE for all elements in the arrangement.

        Please see the Company's response to comment 21. The Company believes it has demonstrated VSOE for all the elements within the arrangement. Therefore, the recognition of revenue over the subscription period only applies to the subscription component of the multiple element arrangement. All other elements are recognized pursuant to SAB 104 when the four criteria of revenue recognition have been met. That point has been clarified in the footnote disclosure. See page F-8 of Amendment No. 2.

29.
For multiple element arrangements where VSOE is not available, you indicate that you recognize revenue after all obligations of performance are completed. Tell us how this complies with paragraphs 12 of SOP 97-2. Provide us an example where you did not have VSOE for some or all of the elements in your arrangements. If you did not have VSOE for maintenance, would you wait to recognize all revenues under the arrangement at the end of the maintenance period? Please clarify.

        Please see the Company's response to comment 21. Based on the Company's review of recent historical revenue transactions, as mentioned above, the Company does not have any elements where it does not have VSOE. In accordance with Paragraph 12 of SOP 97-2, the Company understands that if it did not have VSOE, the transaction would be accounted for as a subscription and it has modified its disclosure within the footnote.

Software Development Costs, page F-10

30.
We note your response to our previous comment No. 54. Supplementally clarify whether your software development costs relate to software that is sold, leased or otherwise marketed (SFAS 86) or whether they relate to software for internal use (SOP 98-1). In this regard your reference to SFAS 86 and SOP 98-1 is confusing. If your capitalized software costs relate to software that is sold, leased or otherwise marketed, supplementally explain how your amortization policy complies with paragraph 8 of SFAS 86.

        All of the Company's software development costs relate to software that is sold, leased or otherwise marketed. None of the Company's capitalized costs relate to software for internal use. The prospectus has been revised to reflect the Staff's comment. See page F-10 of Amendment No. 2.

        Paragraph 8 of SFAS No. 86 indicates that the "annual amortization shall be the greater of the computed amount using (a) the ratio that current gross revenues bear to the total of current and anticipated future revenues for that product or (b) the straight-line method over the remaining useful life of the product including the period being reported." The Company believes that it has complied with the requirements of SFAS No. 86 and believes that the useful life of its software products approximates five years. The amortization of capitalized costs on a straight-line basis exceeds the amortization of the current gross revenues over anticipated current and future revenues.

2005.04.11.16

Stock Option Accounting, page F-11

31.
Reconcile and explain the differences between the fair values underlying shares of common stock of any new grants since your last disclosure to us and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of the registration statement.

        The Company granted restricted shares and deferred stock units in connection with the November 2004 exchange offer using an estimated fair value for these shares/units of $9.12 per share, which was based upon an independent valuation. The response to comment 34 below provides detail regarding the methodology used by the independent appraiser to arrive at this fair value. The midpoint of the Company's offering price range is expected to be $15.50 per share of Class A common stock. In order to address the difference between the fair value of $9.12 for restricted shares and deferred stock units, and the expected midpoint of the offering price range of $15.50, the Company notes the following:

  a.)
  The $15.50 price per share of Class A common stock reflects a $796 million estimated enterprise value for the Company, whereas the $9.12 fair value of restricted shares and deferred stock units reflected an estimated enterprise value of approximately $662 million. More specifically, the $15.50 midpoint value is calculated as follows: $796 million enterprise value plus $261 million of post IPO cash on hand, divided by a pro forma post-offering share count of 68.2 million shares. The $9.12 fair value was calculated as follows: $662 million of enterprise value plus $124 million of cash on hand, divided by 58.2 million shares, discounted by 32.5% for lack of marketability and certain characteristics of equity-related awards.

          The difference between the enterprise value determined by the independent appraiser and the enterprise value implied by the midpoint of the offering price range is approximately $134 million, or 20%. The primary driver of this difference relates to the fact that the Company has increased the level of its trailing twelve months revenue, net income and adjusted EBITDA over the past six months. The independent appraiser focused on three key financial metrics: 1) market value of equity as a multiple of revenue; 2) market value of invested capital as a multiple of net income; and 3) market value of equity as a multiple of adjusted EBITDA. Each of these three ratios was computed based on information for the trailing 12 month period ended August 31, 2004. The Company's actual 12 month trailing measures for the period ended February 28, 2005 exceeded the revenue, net income and adjusted EBITDA measures used in the appraisal by 14%, 34% and 17%, respectively. Moreover, the Company experienced an increase in the organic growth rate of its revenue line from 4% in 2004 to 8% in the first quarter of 2005. Lastly, adjusted EBITDA growth was approximately 8% for 2004 versus 2003, while adjusted EBITDA increased approximately 34% in the first quarter of 2005 versus the first quarter of 2004.

  b.)
  It is important to recognize that the $9.12 fair value for restricted shares and deferred stock units reflects an effective discount of 32.5% that is not reflected in the estimated offering price range for our Class A common stock. The independent appraiser concluded that this discount was appropriate based on an analysis of historic restricted stock studies, as well as studies of sales of stock prior to a public offering (IPO studies). The independent appraiser stated that the studies found the discount for lack of marketability to be in the range of 20%-35% in the case of restricted stock studies and 40%-55% in the case of IPO studies.

2005.04.11.17

          The independent appraiser concluded, based on these studies, as well as characteristics of our equity-related awards, that an effective discount of 32.5% was appropriate.

          Lastly, in February 2005, the Company issued restricted shares at an estimated fair value of $12 per share. See the response to comment 32 and the revision to the prospectus for further discussion of this issuance.

32.
We note your response to our previous comment No. 56. Supplementally include in your financial statements the following disclosure for equity instruments granted in the last 12 months prior to the date of the most recent balance sheet included in the registration statement. The information you provide should address the options previously granted at the subsidiary level and the restricted stock and deferred stock units you recently granted:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;
•
Whether the valuation used to determine the fair value was contemporaneous or retrospective;
•
If the valuation specialist was a related party, a statement indicating that fact.

        The prospectus has been revised to reflect the Staff's comment. See pages F-24 and F-26 of Amendment No. 2.

33.
Also, expand your MD&A to include the following information related to issuances of equity instruments:

•
A discussion of the significant factors, assumptions, and methodologies used in determining fair value;
•
A discussion of each significant factor contributing to the difference between the fair value as of each date of grant and the estimated IPO price; and
•
The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

        The prospectus has been revised to reflect the first and last bullets contained in the Staff's comment. See page 30 of Amendment No. 2. The Company undertakes to provide the discussion requested in the second bullet of the Staff's comment in a subsequent Pre-effective Amendment to the Registration Statement once the range for the initial public offering is publicly disclosed.

34.
Tell us supplementally and revise to clarify the manner in which you selected what you deemed to be the "most representative' indicator of fair market value where you established $9 and $9.42 per share to represent the fair value at the respective dates. Quantify the range of values determined by the methodologies you employed and clarify how you derived the respective fair values. Also, explain to us the underlying reasons for the differences between the fair value of your subsidiary common stock ($9.42) and the fair value of your common stock ($9.12) in November 2004.

Methodology used to establish the March 2004 and November 2004 fair values per share of IHS Group Inc. common stock (i.e., $9.00 and $9.42 per share, respectively)

        In establishing the $9.00 fair value of IHS Group Inc. common stock in connection with the March 1, 2004 valuation, the Valuation Committee (the "Committee") used a discounted net cash flow analysis prepared by the IHS Group Inc. Chief Financial Officer. This analysis supported an estimated fair market value of the enterprise of $838—$898 million, or $8.75—$9.25 per share on a fully diluted basis. The fully diluted per share calculation utilized the 95.0 million shares outstanding of IHS

2005.04.11.18

Group Inc. and considered the outstanding stock options. There were no other common stock equivalent instruments to consider in the fully diluted per share calculation.

        As a means of validating the discounted net cash flow analysis, the Committee reviewed an internally prepared comparable company valuation analysis. The comparable company analysis employed six peer companies and six industry multiples (e.g.,price to earnings ratio and equity value-to-last 12 months EBITDA ratios), and yielded an average fully diluted per share price of $9.65 per share and a median fully diluted per share value of $8.75 per share. The comparable companies were selected based on an assessment of the overall business model, size and inherent growth rates of such companies.

        Based on the comparable company analysis, the Committee determined the fair value of the IHS Group Inc. shares to be in the range of $8.75 -$9.25 per share on a fully diluted basis, which is consistent with the discounted cash flow analysis referenced above. In order to select a specific per share amount from this range, the Committee opted to set the Fair Market Value of the IHS Group Inc. common stock at the mid-point of the range, or $9.00 per share.

        In establishing the $9.42 fair value of IHS Group Inc. common stock established in connection with the November 22, 2004 offer to exchange options and stock for restricted stock and/or deferred stock units, the Committee again used the discounted net cash flow analysis prepared by the IHS Group Inc. Chief Financial Officer, which supported an estimated range of enterprise values of $823 to $888 million. This estimate was again supplemented with a comparable company valuation analysis, which was prepared on a consistent basis and resulted in an average share price of $9.80 and a median share price of $9.25 per share. This analysis incorporated the same six comparable companies and same six valuation multiples as were employed in the March 2004 analysis. In light of these analyses, the Committee determined that the enterprise value of IHS Group Inc. had not changed since the March 2004 valuation. However, in determining the fully diluted per share value, the Committee concluded that it would be appropriate to consider the increased level of cash on the balance sheet (when compared to the March 2004 valuation) as a proper increase to the per share equity value of IHS Group Inc. After considering the increased level of cash in the business, the fully diluted per share price was deemed to increase $.42 per share, which resulted in a fair value to $9.42 per share.

Methodology used to establish the November 2004 per share fair values of the IHS Inc. restricted shares and deferred stock units (i.e., $9.12 per share)

        Regarding the $9.12 per share price established for the restricted shares and the deferred stock units of the Company, the Company engaged an independent valuation professional to estimate the fair value of these shares/units. In order to estimate this per share value, the independent appraiser utilized a comparison of valuation multiples within comparable public companies (the "guideline public company approach") and a discounted cash flow method to estimate the value of the Company's common stock underlying the restricted shares and deferred stock units. The independent appraiser concluded that both methods provide a reasonable estimate of the value of the IHS Inc. common stock and, accordingly, the independent appraiser averaged the estimates provided by these two methods in determining the value of the Company's common stock. The guideline public company approach resulted in an estimated equity value of $788 million, while the discounted cash flow method resulted in an estimated equity value of $784 million, which provided the independent appraiser with an average value of $786 million. The independent appraiser then applied a discount for the lack of marketability to the above equity valuations to estimate the value of IHS Inc.'s common stock on a nonmarketable, minority interest basis. The effective rate of the marketability discount utilized by the independent appraiser was approximately 32.5%. The average value, net of the marketability discount, was then divided by the number of shares outstanding on a fully diluted basis (representing 55.0 million shares of

2005.04.11.19

Class A and B common stock plus an estimated 3.2 million restricted shares and deferred stock units to be granted) to estimate the value of a single restricted share or deferred stock unit, at $9.12 per share.

Summary of differences between the $9.12 value per share of the IHS Inc. restricted stock and the $9.42 value per common share of IHS Group Inc.

        The difference between the $9.12 value and $9.42 value relate principally to the following items:

  1.
  The estimated enterprise value of the two entities is different. The lower value of IHS Inc. can primarily be attributed to the fact that there are certain corporate costs included in its results that are not reflected in the IHS Group Inc. results.
  2.
  The number of fully diluted shares is significantly different between the two entities (95 million shares outstanding for IHS Group Inc. and 58.2 million shares for IHS Inc.).
  3.
  The fair value of the IHS Inc. restricted shares and deferred stock units reflects an effective 32.5% discount that is not reflected in the valuation of the IHS Group Inc. common stock due to the different attributes of the securities being valued.

Note 14. Employee Retirement Benefits, page F-25

35.
We note your response to prior comment 14. We have the following additional comments:

•
Tell us the name of the sponsor of the TBG Retirement Income Plan post spin-off. Is the sponsor part of the IHS Inc. consolidated group?
•
Tell us the name of the sponsor of the new IHS Retirement Income Plan and the relation of the entity to IHS Inc.
•
We note that you believe the spin-off is consistent with the rules contained in I.R.C Section 414(1)(1) and the relevant regulations. Tell us more about the "other relevant" regulations and explain the formal process under these regulations. Do the transfer of plan assets and change of plan sponsor require formal notification from DOL/ERISA? If so, did you receive such notice?
•
Tell us whether the employing units spun-off to create the IHS Retirement Income Plan related solely to employing units that are part of IHS Inc.'s operations and subsidiaries. Do any of the employing units remaining in the TBG Retirement Income Plan relate to IHS Inc.'s operations or subsidiaries?
•
Tell us why TBG Services Inc. was the sponsor of the TBG Retirement Plan before the spin-off.
•
We note your disclosure that prior to November 30, 2004 your U.S. plan was part of a multi-employer plan sponsored by your consolidated subsidiary. Tell us the name of the participants in the multi-employer plan.
•
Tell us whether you considered accounting for the spin-off as a curtailment or settlement under SFAS 88 and why you ultimately concluded your accounting is appropriate.
•
Tell us how the TBG Retirement Income Plan became significantly overfunded. Is it principally due to excess employer contributions or due to market factors?

The Company notes the following in response to the Staff's comment:

  •
  The post spin-off sponsor of the TBG Retirement Income Plan is TBG Plan Services, Inc., which is not a part of the IHS Inc. consolidated group.
  •
  IHS Sponsor Inc. is the sponsor of the new IHS Retirement Income Plan. IHS Sponsor Inc. is a wholly owned subsidiary of IHS Inc.
  •
  The regulations under I.R.C. Section 414(l) require that I.R.C. Section 414(l) will be satisfied in the situation of a spin-off of a defined benefit plan if the following two requirements are met: (1) all of the accrued benefits of each participant are allocated to only one of the spun-off plans and (2) the value of the assets allocated to each of the spun-off plans is not less that the sum of the present value of the benefits on a termination basis in the plan before the spin-off for all

2005.04.11.20

    participants in that spun-off plan. Treas. Reg. § 1.414(l)-1(n)(1). The plans' actuary, Watson Wyatt, performed all of the calculations necessary as of the spin-off date to determine that both of these requirements were met. The spin-off did require notification to the IRS, and a Form 5310-A was timely filed. When the Form 5500 is prepared for the TBG Retirement Income Plan, the change in sponsor will be identified there as well. The Form 5500 is due to be filed with the Department of Labor (which transmits it to the IRS and PBGC) by July 31, 2005, subject to any applicable extension. No other reporting is required.

  •
  The spun-off employing units related solely to the operations of the Company and its subsidiaries with one exception. In the spin-off, the Company agreed to assume the obligations for previously divested employing units. In other words, benefits owed with respect to services rendered for companies no longer in the universe of TBG companies would be satisfied from the IHS Retirement Income Plan. Assets corresponding to this liability, consistent with I.R.C. Section 414(l) requirements as described above, were transferred to the new IHS Retirement Income Plan. None of the employing units remaining in the TBG Retirement Income Plan relate to the operation of the Company or its subsidiaries.
  •
  TBG Services Inc. was the sponsor of the TBG Retirement Plan before the spin-off for administrative convenience. In light of the significant number of related, controlled group employing units in the TBG universe, a separate entity was created as part of the controlled group for the purpose of sponsoring all employee defined benefit plans.
  •
  The reference to a multiemployer plan was based on Q&A Nos. 86 and 87 from A Guide to Implementation of Statement 87 on Employers' Accounting for Pensions. TBG has a parent-subsidiary arrangement where there was a defined benefit plan that covered multiple operating subsidiaries, of which only one operating subsidiary was consolidated into IHS Inc. This reference is applicable only for stand-alone financial reporting of the individual subsidiaries (operating units). Therefore, the prospectus has been revised. The arrangement was accounted for as a single-employer pension plan at the consolidated level (IHS Inc.). In each of the subsidiaries' separate financial statements, the arrangement was accounted for as a multiemployer pension plan; however, the pertinent accounting is the single-employer accounting followed by IHS Inc.
  •
  A curtailment was considered but concluded not to have occurred under paragraph 7 of SFAS 88 because the benefits continued to accrue in the successor pension plan. A settlement did not occur because there was no transaction that was irrevocable, relieved the employer of primary responsibility for the pension benefit obligation (all companies are still under the same controlled group) or eliminated significant risks related to the obligation and the assets. No lump sum cash payments were made in exchange for their rights to receive specified pension benefits and no annuity contracts were purchased.
  •
  The TBG Retirement Income Plan became significantly overfunded principally due to market factors.

Note 20. Earnings per Common Share

36.
Refer to our prior comment no. 59. Supplementally explain why you believe it is appropriate to aggregate both classes of common stock in your earnings per share calculation with reference to the appropriate authoritative literature. In this regard, it appears SFAS 128 and EITF 03-6 require the presentation of a basic and diluted EPS for each class of common stock. Please advise and revise as necessary.

        As noted in the footnote disclosure regarding the characteristics of the Class A and Class B common stock, each class has equal dividend and liquidation rights. In addition, each share of the Class B common stock is convertible at any time into one share of Class A common stock. The only difference between the Class A and Class B common stock relates to the voting rights of the stock.

2005.04.11.21

Based on the Company's review of SFAS 128 and EITF 03-06, all of the examples address classes of stock with different dividend, earnings or liquidation rights. The Company notes that these characteristics are more indicative of economic interest rather than voting on control interest. Since such rights of the Company's Class A and Class B common stock are identical, the Company continues to believe that the aggregation of the two classes of stock for purposes of presenting earnings per share is appropriate. Accordingly, no modification of the disclosure has been made.

37.
Also, help us understand the basis for the weighted average shares outstanding for the periods presented. In this regard, address whether the shares issued in the recapitalization in 2004 represent nominal issuances of common stock. Explain why you have not treated the recapitalization in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 54 of Statement 128. Refer to SAB Topic 4D.

        The prospectus has been revised to reflect the Staff's comment. See page F-34 of Amendment No. 2.

*                   *                   *

        We appreciate your assistance in this matter. Please do not hesitate to call me at 212-850-8543, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing. In addition, feel free to contact Michael Sullivan, the Company's Chief Financial Officer, at 303-397-2977 with questions on the accounting responses.

        Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,
/s/ STEPHEN GREEN
Stephen Green
cc w/o encl.:	Michael J. Sullivan IHS Inc.
Richard J. Sandler Lucy Fato Mark Schwartz Davis Polk & Wardwell
Robert Caller Ernst & Young LLP
Robert S. Risoleo Sullivan & Cromwell LLP

2005.04.11.22